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Washington, DC

August 20, 2010

VIA EDGAR

Steven I. Amchan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Third Amended and Restated Application for Elfun Trusts, et al. (File No. 813-00373)

Dear Mr. Amchan:

This relates to the above-referenced third amended and restated application (“Application”) for Elfun Trusts, et al., and GE Asset Management Incorporated (the “Adviser”), which is being filed today with the Securities and Exchange Commission (“Commission”). This letter responds to comments we received from the Commission staff on June 24, 2010 on the second amended and restated application, as filed with the Commission on January 28, 2009. We filed the original application on July 9, 2008 and a first amended and restated application on January 20, 2009. Set forth below are our responses to these comments. For convenience, we restate the staff’s comments below. Capitalized terms used but not defined herein have the meanings ascribed to them in the amendment.

1.	Comment:

On page 3, in the carryover paragraph at the top of the page, and elsewhere in the Application, the Applicants state that they are applying for an order of the Commission under section 6(b) for an exemption from Item 48 of Form N-SAR. Please explain why such relief is necessary to permit Aggregate Fee Disclosure or delete all references to Item 48 of Form N-SAR from the Application.

Response:

We have re-considered the request for relief from Item 48 of Form N-SAR in light of the Commission’s comment and have concluded that this relief is not necessary for Applicants to provide the Funds’ shareholders with Aggregate Fee Disclosure, as discussed in the Application. Accordingly, we have deleted all references to Item 48 of Form N-SAR as the staff has requested.

Steven I. Amchan, Esq.

August 20, 2010

2.	Comment:

Supplementally, please state whether Applicants’ future proxy statements will inform shareholders of their right to terminate Subadvisory Agreements without the payment of any penalty as discussed in the carryover paragraph on pages 10-11.

Response:

The proxy materials sent to shareholders in order to obtain shareholder approval as required by condition 1 of the Application (i.e., that shareholders of an existing fund approve the manager of managers arrangement before implementation) will inform shareholders of their right to terminate Subadvisory Agreements without payment of any penalty, as discussed in the Application. In addition, any other proxy materials sent to shareholders in connection with the approval of Subadvisory Agreements will include this disclosure. Further, Applicants’ registration statements on Form N-1A will include disclosure of this fact, as well as indirectly through attaching the Subadvisory Agreements as exhibits filed with Applicants’ registration statements.

3.	Comment:

Where appropriate in the Application, but particularly on pages 12-14, please supplement the discussions of the community of interest to affirmatively explain how the community of interest will provide ongoing protection for the Funds’ shareholders such that they do not need the right to vote on Subadvisory Agreements, assuming the requested order is issued.

Response:

We have supplemented our discussion of the community of interest and its bearing on the request for relief from the shareholder protection requirements of Section 15(a) in the manner requested. See pages 12-16, and 21.

4.	Comment:

On page 3, in the carryover paragraph at the top of the page, in line 6, after the reference to Form N-1A, please add the following footnote:

Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

Response:

We have added the requested footnote. See new footnote 2.

Steven I. Amchan, Esq.

August 20, 2010

5.	Comment:

On page 4, at the end of the carryover paragraph at the top of the page, please insert:

For the reasons discussed below, the Applicants believe that the requested relief is consistent with the protection of investors.

Response:

We have added the requested language. See page 4.

6.	Comment:

On page 9, in the first full paragraph, if accurate, please revise the second sentence to read “. . . Subadvisory Agreements, the Subadviser will, on a discretionary basis, manage the Fund’s portfolio or a portion of the portfolio.”

Response:

We have revised the language as indicated in the staff’s comment. See page 9, the second full paragraph.

7.	Comment:

On page 10, in the carryover paragraph at the top of the page, in line 3, after the period, please insert the following footnote:

The Adviser does not expect to, but reserves the right to reallocate assets from a Subadviser and manage those assets directly.

Response:

We have added the requested language at the end of the second full paragraph on page 9. We considered this a more appropriate place for this language because the paragraph suggested by the staff in its comment focuses on a discussion of sub-advisory fees and, therefore, may not be an appropriate place for discussing other terms of the arrangement with Subadvisers.

8.	Comment:

On pages 13-14, in the carryover paragraph, please revise the last sentence to read “. . . from selecting Subadvisers in which its directors or officers have an ownership interest (subject to certain exclusions in condition 7 below).”.

Response:

We have revised the language as requested by the staff. See page 16.

Steven I. Amchan, Esq.

August 20, 2010

9.	Comment:

On page 16, in the first full paragraph:

a. In line 3, please insert “,who are not Affiliated Subadvisers,” after “paid by the Funds to Subadvisers”.

b. In line 4, please insert “, subject to the Board’s approval,” after “would disclose that the Adviser”.

Response:

We have added the requested language. See page 17, the first full paragraph.

10.	Comment:

On page 19, in the carryover paragraph at the bottom of the page,

a. Please revise the fourth sentence to read “. . . or other interests in a Subadviser.”.

b. Please replace the fifth sentence with:

Under the conditions of the requested order, if granted, no Trustee of a Fund may own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

Response:

We have made the requested changes substantially as requested by the staff. See pages 20-21.

11.	Comment:

On page 20, in the second full paragraph:

a. Please insert the following sentence at the beginning of the paragraph:

Form N-1A is the registration statement used by open-end investment companies.

Steven I. Amchan, Esq.

August 20, 2010

b. In line 5, please insert “aggregate” before “compensation”.

Response:

a. We made the change substantially as requested by the staff. See page 21.

b. We added the term “aggregate” as requested by the staff. See page 22.

12.	Comment:

On page 22, in the first full paragraph, please insert the following sentence at the beginning of the paragraph:

Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission.

Response:

We added the requested sentence at the beginning of renumbered Section II.C.1.c. See page 23.

13.	Comment:

On page 23, in the carryover paragraph at the top of the page, in the last sentence, please insert “that are not Affiliated Subadvisers” after “fees negotiated between the Adviser and the Subadvisers”.

Response:

We added the requested language. See page 24.

14.	Comment:

On page 23, in the first full paragraph:

a. In line 2, please insert “that are not Affiliated Subadvisers” after “Subadvisers”.

b. In line 5, please insert “that is not an Affiliated Subadviser” after “Subadviser”.

c. In line 6, please replace “a Subadviser” with “that Subadviser”.

Response:

We made all of the requested changes. See page 24, first full paragraph.

Steven I. Amchan, Esq.

August 20, 2010

15.	Comment:

On page 23, please replace footnote 13 with:

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

Response:

We replaced footnote 13 with new footnote 14, as requested by the staff.

16.	Comment:

On page 24, in condition 3:

a. In line 1, please replace “Fund shareholders” with “Fund’s shareholders”.

b. In line 5, please replace “Information Statement” with “information statement”.

Response:

We made the requested changes to condition 3.

17.	Comment:

On page 25, in condition 7, in line 1, please delete the comma after “No”.

Response:

We made the requested change to condition 7.

Steven I. Amchan, Esq.

August 20, 2010

18.	Comment:

On page 25, in condition 8, please replace “include” with “disclose”.

Response:

We made the requested changes to condition 8.

19.	Comment:

Because Applicants previously filed amended and restated applications on January 20, 2009 and January 28, 2009, on pages 1 and 2, please refer to the next filing as the third amended and restated application.

Response:

We made the requested change on pages 1 and 2 and elsewhere in the Application, as appropriate.

20.	Comment:

On page 2, in line 5, please insert “THIRD AMENDED AND RESTATED” before “APPLICATION PURSUANT TO SECTION 6(b)”.

Response:

We made the requested change on page 2.

21.	Comment:

On page 3, in the carryover paragraph at the bottom of the page:

a. In the first sentence, please insert “, subject to the approval of the fully ‘interested’ Board,” after “Adviser”, insert a period after “unitholders” and delete the remainder of the sentence.

b. In the penultimate sentence, please make conforming changes.

Response:

We made the requested changes. See pages 3 and 4.

22.	Comment:

On page 4, in line 1, please delete the comma after “Board”.

Response:

This change was not needed in light of changes made in response to comment 21.

Steven I. Amchan, Esq.

August 20, 2010

23.	Comment:

On page 6, in the carryover paragraph at the bottom of the page, after the fourth sentence, if accurate, please insert:

The S&S Funds are single series investment companies, each with its own investment objective and set of investment policies.

Response:

We added the requested sentence. See pages 6-7.

24.	Comment:

On page 9, in the carryover paragraph at the bottom of the page, in line 6, please replace “the Subadviser” with “that Subadviser”.

Response:

We made the requested change. See page 9.

25.	Comment:

On page 10, in the carryover paragraph at the top of the page:

a. In line 2, please insert “reasonable” before “cost”. Please make conforming changes through the Application.

b. Please move “with respect to the portions of Fund assets that have been delegated to Subadvisers” from line 3 to line 2 before “the Adviser”.

Response:

We made the requested changes. See page 10 and as appropriate in the Application.

26.	Comment:

On page 10, in the first full paragraph:

a. In line 3, please close the parenthesis after “Funds”.

Steven I. Amchan, Esq.

August 20, 2010

b. In the last sentence, please insert “reasonable” before “cost”. Please make conforming changes throughout the Application.

Response:

We made the requested changes. See page 10 and in various places throughout the Application.

27.	Comment:

On page 15, in the carryover paragraph at the bottom of the page, in lines 5 and 6, please replace “the Subadviser” with “Subadvisers”.

Response:

We made the requested changes. See page 16.

* * * * * * * * * * * *

We hope the foregoing fully and adequately responds to the staff’s comments in its letter of June 24, 2010. If not, we would be willing to supplement any of the foregoing responses or otherwise respond to additional questions or comments the staff may have. I may be reached at (202) 551-1758 or at wendellfaria@paulhastings.com. We very much appreciate the staff’s attention to this matter.

Sincerely,

/s/ Wendell M. Faria
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

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